New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

March 14, 2014

Re:	Markit Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted January 27, 2014

CONFIDENTIAL

Mr. Duc Dang

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Dang,

On behalf of our client, Markit Ltd., an exempted company under the laws of Bermuda (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated February 24, 2014 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions, including the Company’s audited financial information for the year ended December 31, 2013. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement confidentially submitted on January 27, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the marked copies of the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or

Division of Corporation Finance U.S. Securities and Exchange Commission	2	March 14, 2014

not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	The Company respectfully advises the Staff that no written communications or research reports of the type described have been prepared to date. If and when such written communications or research reports are prepared, the Company will supplementally provide copies of those communications and/or research reports to the Staff.

2.	Based on the disclosure on page ii referring to the corporate reorganization, it does not appear that the shares of Markit Ltd. are currently issued. Please advise how counsel will be able to issue a clean legal opinion and explain how the shareholders will have shares to sell to the underwriters if the reorganization transaction is not completed prior to you seeking effectiveness.

Response:	The Company acknowledges the Staff’s comment and supplementally advises the Staff that it is currently intending for the U.K. scheme of arrangement to be effective one day prior to the Company seeking effectiveness of its Registration Statement. Accordingly, at the time the Company seeks effectiveness, all current shareholders of Markit Group Holdings Limited will be shareholders of Markit Ltd., and Markit Group Holdings Limited will be a wholly-owned subsidiary of Markit Ltd. The Company has revised its disclosure on pages ii and 38 of Amendment No. 1 to the Registration Statement to clarify this point as to timing for completion of the scheme of arrangement.

The Company respectfully advises the Staff, however, that even if the scheme of arrangement was not complete prior to the Company seeking effectiveness, counsel would nonetheless be able to issue a clean legal opinion and, immediately prior to closing when the shares are required to be delivered and paid for, the shareholders would have shares to sell to the underwriters. This is because, as noted in Staff Legal Bulletin No. 19, an opinion as to whether securities, when paid for by the underwriters, will be legally or validly issued means that: “(1) the registrant is validly existing under the laws of the jurisdiction in which it is incorporated, and the securities are duly authorized; (2) the actions required by applicable state corporation law to approve the issuance of the securities have been taken; and (3) the securities have been or will be issued in compliance with the requirements of that law, the registrant’s certificate or articles of incorporation and bylaws, and the resolutions approving the issuance of those securities.” (emphasis added)

The Company respectfully advises the Staff that prior to the time it seeks effectiveness of the Registration Statement, under any circumstances, (1) Markit Ltd. will be validly existing under the laws of Bermuda and it will have taken all corporate actions, including relevant shareholder and Board approval in

Division of Corporation Finance U.S. Securities and Exchange Commission	3	March 14, 2014

connection with the scheme of arrangement and the reclassification and variation of rights of shares in Markit Ltd., to authorize issuance of the common shares that will be sold by the selling shareholders to the underwriters at closing; (2) all actions required by Bermuda law to approve the issuance of the common shares to Markit Group Holdings Limited shareholders will have been taken; and (3) at the time of closing, the securities will be issued to Markit Group Holdings Limited shareholders in compliance with the requirements of Bermuda law, the Company’s bye-laws and the resolutions approving the issuance of common shares and, therefore, the selling shareholders will hold common shares to sell to the underwriters.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the “Our Market Opportunity” section starting on page 3. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:	The Company is supplementally providing the Staff with a binder that contains copies of materials which support the quantitative and qualitative business and industry data used in the Registration Statement (the “Supporting Materials”).

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the Supporting Materials be returned to the Company upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Supporting Materials to be picked up from your offices.

Market and Industry Data and Forecasts, page ii

4.	We note your disclosure that the “accuracy or completeness of information” provided by third parties is not guaranteed. This statement appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Response:	In response to the Staff’s comment, the Company has removed the referenced statements as suggested. Please see page ii of Amendment No. 1 to the Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	4	March 14, 2014

Risk Factors, page 11

5.	In the last sentence of the introductory paragraph, please remove the reference to additional risks. Please clarify that you have disclosed all material risks in this section.

Response:	In response to the Staff’s comment, the Company has removed the referenced statement as suggested and has revised the referenced language to clarify that it has discussed all known material risks. Please see page 10 of Amendment No. 1 to the Registration Statement.

6.	Your risk factor section includes a number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Response:	The Registration Statement has been revised in response to the Staff’s comment. Please see pages 13, 14-15, 15, 17, 25 and 26 of Amendment No. 1 to the Registration Statement.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain disclosure and corporate governance standards applicable to U.S. issuers, page 30

7.	In addition to the disclosure and corporate governance standards mentioned, disclose that, as a foreign private issuer:

•	you are not subject to the proxy requirements under Exchange Act Section 14;

•	you are not subject to Regulation FD (see CFR 43.101(b));

•	you are permitted to provide executive compensation disclosure on an aggregate basis as long as individual disclosure is not required in your home country (see Item 6.B of Form 20-F); and

•	your officers, directors and principal shareholders are not subject to the reporting and short-swing profit recovery provisions under Exchange Act Section 16.

Clarify in this risk factor whether Bermuda law requires that a majority of your directors be independent.

Response:	In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 29-30 of Amendment No. 1 to the Registration Statement.

Passive Foreign Investment Company (“PFIC”) Risk Factor

8.	Add a risk factor that discusses the risk that you may be classified as a PFIC for the current taxable year or for future years. Include in the risk factor a brief description of what it means to be classified as a PFIC and the consequences for your shareholders should you be classified as a PFIC.

Division of Corporation Finance U.S. Securities and Exchange Commission	5	March 14, 2014

Response:	In response to the Staff’s comment, we have added the suggested risk factor. Please see page 33 of Amendment No. 1 to the Registration Statement.

Selected Consolidated Historical and Pro-Forma Financial Information, pages 41 - 44

9.	We note you utilize Adjusted EBITDA and Adjusted Earnings as non-IFRS measures for measuring profitability and assessing financial performance. Please compare and contrast these two non-IFRS measures. Given the overlap of adjustments to arrive at these non-IFRS measures, your response should explain any differences in how these two measures are utilized by management to measure profitability and assess financial performance.

Response:	The Company acknowledges the Staff’s comment and advises that the Company’s Adjusted EBITDA measure is used by the business, management and our chief operating decision maker to analyze the operational performance of our segments and of the group, whereas our Adjusted Earnings performance measure is used to measure and analyze performance on a group-wide basis, including the impact of capital structure and taxation. In response to the Staff’s comment, the Company has updated and expanded the disclosure on pages 42-43 of Amendment No. 1 to the Registration Statement to clarify the differences and the reasons why our management believes that presentation of Adjusted Earnings is useful for management and investors.

10.	We note that you make adjustments to arrive at Adjusted EBITDA and Adjusted Earnings and that these adjustments represent exclusion of items which have less bearing on your core operating performance. Please tell us and expand your disclosures to further explain why each of these adjustments is not indicative of your core operating performance.

Response:	The Company acknowledges the Staff’s comment and has updated the disclosure on pages 42-43 of Amendment No. 1 to the Registration Statement to expand its disclosures regarding the reasons why management believes that these adjustments are of items that are less indicative of our core operating performance.

The Scheme, page 37

11.	We note that current shareholders of Markit Group Holdings Limited will be approving the reorganization. Please tell us if you would have to register the issuance of the Markit Ltd. shares to current Markit Group shareholders or if you are relying on an exemption under applicable foreign law.

Response:

The Company respectfully advises the Staff that it intends to issue common shares (the “Shares”) to current Markit Group Holdings Limited shareholders in exchange for Markit Group Holdings Limited ordinary shares in a transaction

Division of Corporation Finance U.S. Securities and Exchange Commission	6	March 14, 2014

exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(10) of the Securities Act. The Company further advises the Staff that it expects, but is in the process of confirming with relevant local counsel, that similar exemptions from registration will be available under applicable foreign law. The Company will issue the Shares pursuant to a scheme of arrangement (the “Scheme”) under Part 26 of the English Companies Act 2006. Pursuant to the Scheme, the High Court of Justice of England and Wales (the “High Court”) must determine, before any Shares are issued, that the transactions contemplated by the Scheme are fair and reasonable to all Markit Group Holdings Limited shareholders who will receive the Shares. The High Court will conduct a fairness hearing for that purpose, and all holders of Markit Group Holdings Limited shares will be given notice of, and will have the right to appear in person and be heard at, such hearing. The High Court is expressly authorized under the English Companies Act 2006 to grant the approval required under the Scheme.

Management’s Discussion and Analysis …, page 45

12.	We note the definition of organic revenues. Please tell us if you keep track of “organic expenses.”

Response:	The Company respectfully advises the Staff that organic expenses are neither tracked nor assessed by management nor by the Board and instead, operating expenses are considered on a group-wide and segmental basis.

The Company’s strategy is to initiate integration of newly acquired businesses into the wider Markit group infrastructure immediately, with the aim of finalizing this integration within the first three to six months after acquisition. This integration includes the leveraging of Markit’s support functions, regional office networks, technology infrastructure and sales and marketing distribution networks, which means that operating expenses are reflected at the acquired business, segmental and corporate levels. For this reason the analysis of the operating expenses relating to organic business growth is not meaningful shortly after acquisition.

Results of Operations, page 49

13.	We note that you have both fixed contract and variable contracts. Please discuss the upcoming expirations for any material contracts.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no individually material contracts under which the Company receives fixed or variable fees, and therefore there are no upcoming expirations of any material contracts for the Company to disclose.

Division of Corporation Finance U.S. Securities and Exchange Commission	7	March 14, 2014

14.	Please clarify the increases in the processing segment that are attributable to increased volumes versus the improved pricing mix. Also, explain the meaning of “improved pricing mix.”

Response:	The Company acknowledges the Staff’s comment and has updated the disclosure on pages 50 and 54 of Amendment No. 1 to the Registration Statement in response.

Liquidity and Capital Resources, pages 58

15.	We note from disclosures elsewhere in your filing that you are operating in multiple foreign countries. To the extent you maintain significant amounts of cash or short term investments in these foreign countries, please revise to disclose the amounts held in each significant foreign country and any ramifications (i.e. fees or taxes) that would be incurred if you were to attempt to repatriate such funds.

Response:	In response to the Staff’s comment, the Company has updated the disclosure on page 59 of Amendment No. 1 to the Registration Statement to disclose that $48.6 million, or 64.5%, of cash and cash equivalents as of December 31, 2013 is held in the United Kingdom. Cash and cash equivalents held outside the United Kingdom, other than in the United States (where $25.9 million of cash and cash equivalents is held), are not considered material to the Company and are available for use in the United Kingdom if required.

Business, page 63

16.	Please disclose the other geographic areas from which you derive 8.7% of your revenue.

Response:	The Company respectfully advises the Staff that it earns the remainder of its revenues principally from operations located in the Asia Pacific region. The Company has accordingly updated the disclosure on page 63 of Amendment No. 1 to the Registration Statement.

Our Growth Strategies, page 66

17.	Please explain what you mean by the phrase “end-to-end management of customer on-boarding.”

Response:	In response to the Staff’s comment, the Company has revised its disclosure to clarify this phrase. Please see page 66 of Amendment No. 1 to the Registration Statement.

Compensation of Executive Officers and Directors, page 81

18.	Supplementally advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Bermuda the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. See Item 6.B of Form 20-F.

Division of Corporation Finance U.S. Securities and Exchange Commission	8	March 14, 2014

Response:	In response to the Staff’s comment, the Company supplementally advises the Staff that it has not disclosed, and is not required to disclose under Bermuda law, the annual compensation of its named executive officers and directors for the most recently completed fiscal year.

Bermuda Company Considerations, page 99

19.	Clarify whether your articles or by-laws provide for cumulative voting.

Response:	In response to the Staff’s comment, the Company has revised its disclosure to clarify that its articles and bye-laws do not provide for cumulative voting. Please see page 100 of Amendment No. 1 to the Registration Statement.

Passive Foreign Investment Company Rules, page 108

20.	Briefly describe the mark-to-market and qualified electing fund (“QEF”) elections that might be available to an investor to mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC. Then disclose whether you intend to provide the information that would enable investors to take a QEF election.

Response:	In response to the Staff’s comment, the Company has added to its disclosure descriptions of the mark-to-market and QEF elections that may be available to investors should it be classified as a PFIC. It has also disclosed that it does not intend to provide information to enable investors to take a QEF election. Please see page 110 of Amendment No. 1 to the Registration Statement.

Financial statements

Unaudited Interim Financial Information

15. Contingencies, page F-20

21.	We note that you consider it remote that a claim will arise from the anti-trust investigations by the US Department of Justice and any other contingent liabilities outside of the investigation by the Competition Department of the European Commission. Please clarify whether this statement also applies to the class action lawsuits. You also indicate that all investigations are still ongoing and therefore it is not possible to be certain of the eventual outcome. Given such a statement, please clarify how you are able to definitively state that you believe it is remote that material claims will arise. Your response should address the facts and circumstances considered that supports your conclusion.

Response:	In response to the Staff’s comment, the Company has updated the disclosure on pages F-65 to F-66 (note 27) of Amendment No. 1 to the Registration Statement to clarify these points and to address the remainder of the Staff’s comment.

Division of Corporation Finance U.S. Securities and Exchange Commission	9	March 14, 2014

Audited Financial Information

2.5 Intangible assets

(b) Technology, licenses, customer relationships and trademarks, page F-31

22.	Your disclosure indicates that you straight-line customer relationships over a range of 10-18 years. Please help us understand how you determined that a 10-18 year range is appropriate. In your response, address the relationships you have with your customers, the nature of your contracts with your customers, historical experience and any other matters that you feel are relevant. Reference is made to paragraph 90 of IAS 38.

Response:	The Company supplementally advises the Staff that its customer relationship intangible asset has been built up through a series of acquisitions made by the Company since its inception. The nature of the services provided by each asset acquired varies significantly from business to business as do the contractual relationships. Therefore, management evaluates each asset acquired on a case-by-case basis, assessing the terms of contracts, such as recurring fixed fee arrangements versus recurring variable fee contracts and non-recurring fee arrangements, to determine the useful life of each intangible asset. The range of the useful economic lives of the customer relationship intangible assets reflects the differences in customer relationships, and a significant proportion of the Company’s customer relationship assets have useful economic lives at the lower end of the range. Where certain products have contractual arrangements, with fixed fees, defined contractual durations and often renewal or auto renewal clauses, the Company would typically expect these customer relationships to have a longer useful life.

In response to the Staff’s comment, the Company has updated the disclosure on page F-13 (note 2.5(b)) of Amendment No. 1 to the Registration Statement.

23.	Please tell us and revise to expand your disclosures to discuss how each of the exceptional items is significant based on size, nature or incidence of occurrence to warrant separate presentation as an exceptional item.

Response:

The Company supplementally advises the Staff that exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is to be disclosed as an exceptional item, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Management may also consider an item as exceptional due to its size or nature or incidence or due to some or all of the foregoing. This is consistent with the way

Division of Corporation Finance U.S. Securities and Exchange Commission	10	March 14, 2014

that financial performance is measured by management and reported to the chief operating decision maker and assists in providing a meaningful analysis of the trading results of the segments and group.

Certain transactions, such as goodwill impairment, fair value gains on disposal, expenses in relation to specific and identifiable restructuring programs and IFRS conversion expenses are identified as exceptional items due to management’s expectation that these would not recur in the following year. In the case of restructuring programs and legal advisory expenses, these expenses would not be expected to recur following completion of the restructuring project, or conclusion of the legal case or investigation where this may extend over a number of years.

Transactions such as our legal advisory expenses associated with the ongoing antitrust investigations by both the U.S. Department of Justice and the European Commission as well as the class action lawsuits in the United States, goodwill impairment and platform migration expenses are exceptional by their size alone and are unpredictable.

In response to the Staff’s comment, the Company has updated its disclosure on page F-21 (note 2.23) of Amendment No. 1 to the Registration Statement.

27. Contingencies, page F-76

24.	We note that you indicate that it is possible that a claim will arise from the European Commission investigation. Please clarify how you have complied with the disclosure requirements outlined in paragraph 86 of IAS 37. To the extent you have chosen not to disclose this information, please provide the disclosure requirements outlined in either paragraph 91 or 92 of IAS 37.

Response:	The Company acknowledges the Staff’s comment, and advises the Staff that, as noted in the Company’s response to comment 21 above, it has updated the disclosure on pages F-65 to F-66 (note 27) of Amendment No. 1 to the Registration Statement. The Company respectfully advises the Staff that it believes it has complied with the disclosure requirements outlined in IAS 37.

Related party transactions, pages F-79 – F-80

25.	Reference is made to your disclosures on page 87 related to your discussion about related party customer relationships. Please clarify how you have complied with the disclosure requirements outlined within IAS 24 related to these transactions.

Response:	The Company respectfully acknowledges the comment and supplementally advises the Staff that the Company believes there is a difference in the definition of related parties under IAS 24 and the definition provided for in Item 7.B of Form 20-F, which is the disclosure required to be included in the Registration Statement on Form F-1.

Division of Corporation Finance U.S. Securities and Exchange Commission	11	March 14, 2014

For example, in evaluating what constitutes “significant influence” for purposes of related party determinations, there is a presumption under IFRS that significant influence equates to 20% of voting rights, whereas Item 7.B of Form 20-F provides guidance that shareholders beneficially owning a 10% interest in the voting power of a reporting company are presumed to have significant influence over that company.

Under IAS 24, the Company has concluded that no shareholder is a related party because none of the Company’s directors or other key management personnel controls or jointly controls or has significant influence over any of our shareholders and none of the shareholders identified in the “Related Party Transactions” section of the Registration Statement has voting rights equal to 20% or more.

Where You Can Find More Information, page 118

26.	Disclose that you will file with the Commission your annual report on Form 20-F within 120 days from the end of each fiscal year.

Response:	In response to the Staff’s comment, the Company has revised its disclosure to include this information. Please see page 119 of Amendment No. 1 to the Registration Statement.

Part II, page II-1

Item 7. Recent Sales of Unregistered Securities, page II-1

27.	Please revise your disclosure to identify the exemption relied upon for each transaction and clarify how you complied with the requirements of each exemption. Please refer to Item 701 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised its disclosure to include this information. Please see pages II-1 to II-2 of Amendment No. 1 to the Registration Statement.

28.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Response:	The Company respectfully acknowledges the Staff’s comment and will file all required exhibits as promptly as possible in a future confidential submission or public filing of the Registration Statement. The Company further advises the Staff that draft copies of the legal and tax opinions have been supplementally provided to the Staff as Annex A and Annex B, respectively, to this correspondence in connection with Amendment No. 1 to the Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	12	March 14, 2014

29.	We note your disclosure on page 58 regarding your credit agreement. Please file this agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file it.

Response:	The Company respectfully advises the Staff that, as the credit agreement is currently being renegotiated, it intends to file the renegotiated credit agreement as an exhibit with a future confidential submission or public filing of the Registration Statement and the Company will revise its disclosure accordingly at that time.

Division of Corporation Finance U.S. Securities and Exchange Commission	13	March 14, 2014

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Mr. Lance Uggla, Chief Executive Officer,
Mr. Jeff Gooch, Chief Financial Officer, and
Mr. Adam Kansler, Chief Administrative Officer, Markit Ltd.

Annex A

[    ] 2014

DRAFT

Matter No:347067

Doc Ref: Legal—6014655

+1 441 299 4903

niel.jones@conyersdill.com

Markit Ltd.

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

Dear Sirs,

Re: Markit Ltd. (the “Company”)

We have acted as special Bermuda legal counsel to the Company in connection with a registration statement on form F-1[, as amended] (Registration No. [            ]) filed with the U.S. Securities and Exchange Commission (the “Commission”) on [                ] 2014 (the “Registration Statement”, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) relating to the registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) of an aggregate of [number] common shares, par value US$[0.01] each which will be offered by certain selling shareholders of the Company (the “Selling Shareholders”) together with an additional [number] common shares subject to an over-allotment option granted to the underwriters by the Selling Shareholders (together, the “Common Shares”).

For the purposes of giving this opinion, we have examined a copy of the Registration Statement. We have also reviewed the memorandum of association and the bye-laws of the Company, each certified by [an Assistant/the] Secretary of the Company on [                ] 2014, written resolutions of its sole director dated 22 January 2014, [minutes of a meeting/written resolutions] of its directors [held on/dated] [                ] 2014, and written resolutions of its members dated [                ] 2014 (together, the “Resolutions”) and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

For the purposes of our opinion paragraph 2 below, we have reviewed and relied upon the register of members of the Company dated [date on or after Scheme becomes effective] 2014, prepared by [Computershare] as transfer agent of the Company. Of the issued shares of the Company registered therein, [number of Common Shares, i.e. offer shares + over-allotment option] shares (the “Issued Shares”) represent the Common Shares prior to the reclassification and variation of the rights of the shares of the Company as described under the caption “Corporate Reorganization – The reclassification and variation of rights of shares in Markit Ltd.” in the prospectus forming a part of the Registration Statement (the “Reclassification”).

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention, (c) the accuracy and completeness of all factual representations made in the Registration Statement and other documents reviewed by us, (d) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended, (e) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein, (f) that a duly constituted pricing committee of the Company’s board of directors will have approved the terms of the offering of the Common Shares pursuant to the Registration Statement as contemplated by the Resolutions.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for the purposes of the filing of the Registration Statement and the offering of the Common Shares by the Selling Shareholders and is not to be relied upon in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1.	The Company is duly incorporated and existing under the laws of Bermuda in good standing (meaning solely that it has not failed to make any filing with any Bermuda government authority or to pay any Bermuda government fees or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda).

2.	The Issued Shares are, and the Common Shares will be upon the Reclassification, validly issued, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

Conyers Dill & Pearman Limited

[    ,] 2014

Markit Ltd.

4th Floor, Ropemaker Place

25 Ropemaker Street

London, England

EC2Y 9LY

+44 20 7260 2000

Dear Ladies and Gentlemen:

We are acting as United States counsel to Markit Ltd., a corporation incorporated in Bermuda (the “Company”), in connection with the preparation of the registration statement on Form F-1 (the “Registration Statement”) and the related prospectus (the “Prospectus”) with respect to the Company’s common shares to be offered in the Company’s initial public offering (the “Shares”). The Company is filing the Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

We have examined such matters of fact and law as we have deemed necessary or advisable for the purpose of our opinion.

We hereby confirm that the discussion set forth under the caption “Taxation—U.S. Federal Income Tax Considerations” in the Prospectus, subject to the limitations and qualifications set forth therein, constitutes our opinion as to the material U.S. federal income tax consequences to U.S. Holders of an investment in the Shares.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.

Very truly yours,

[/s/ Davis Polk & Wardwell LLP]